

August 13, 2014

Via E-mail
Wayne Potters
President and Managing Director
RBS Commercial Funding Inc.
600 Washington Blvd.
Stamford, CT 06901

> **Re:** **RBS Commercial Funding Inc.**
> **Registration Statement on Form S-3**
> **Filed July 21, 2014**
> **File No. 333-197550**

Dear Mr. Potters:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor

that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please file your exhibits with your next amendment.

Prospectus Supplement

Description of the Offered Certificates

Distributions, page 147

4. We note your definition of a "defaulted mortgage loan" on page 153 of the prospectus supplement, which includes two different delinquency thresholds. We also note your disclosure on page 262 of the prospectus supplement that certificateholder reports will include information about loan delinquencies in varying ranges of delinquency periods. Please revise to describe and clarify how you determine when an asset is considered delinquent. See Item 1100(b)(5) of Regulation AB.

Description of the Mortgage Pool – Representations and Warranties, page 125

5. We note your disclosure here and in Annex E about each sponsor's representations and warranties. We note, however, that Annex E refers to the representations and warranties made by each "Mortgage Loan Seller." We also note that the form of Pooling and Service Agreement filed as Exhibit 4.1 does not include representations and warranties made by a "Mortgage Loan Seller." We note that the cover page contemplates that the sponsors are also the mortgage loan sellers. It is unclear, however, from the disclosure throughout the prospectus whether this will be true for all transactions, and thus, it is unclear which entities are making representations and warranties. Please revise this section to clarify which entities are making representations and warranties and explain whether the representations and warranties made by the entities will be assigned to the issuing entity trust for the benefit of the certificateholders. Accordingly, please revise your references to sponsors and mortgage loan sellers throughout, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Kayla Florio at (202) 551-3490 or me at (202) 551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Joseph Thomas
       RBS Commercial Funding Inc.

       Patrick T. Quinn
       Cadwalader, Wickersham & Taft LLP